SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

October 18, 2013
Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn: Max A. Webb

Re:
Nordic American Tankers Limited
Amendment No. 1 to Registration Statement on Form F-3
Filed June 28, 2013
Comment Letter dated September 5, 2013
File No.333-187400

Registration Statement on Form F-3
Filed March 21, 2013
Comment Letter dated April 8, 2013
File No.333-187399

Dear Mr. Webb:

We refer to the registration statement on Form F-3, filed by Nordic American Tankers Ltd. (the "Company") with the Securities and Exchange Commission (the "Commission") on March 21, 2013, as amended on June 28, 2013 (File No. 333-187400) (the "Registration Statement").  By letter dated September 5, 2013 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Registration Statement.

The following numbered paragraph of this letter corresponds to the numbered paragraph of the Comment Letter.  As previously discussed, we have only included the Staff's Comment's to Exhibit 5.1.  For your convenience, each response is prefaced by the text of the Staff's corresponding comment in bold text.

Exhibit 5.1

1.
We note your response to prior comment 1. Please provide us with the legal basis for the proposed revised disclosure in either version of counsel's opinion included in your response letter. In doing so, please refer to the jurisdictional provisions of the federal securities laws and any applicable case law in support of the inclusion of this language. Please also have counsel explain to us why this language does not explicitly or implicitly limit and condition reliance by purchasers in the offering. Otherwise, please have counsel remove this language in the last paragraph of the opinion.

The Company advises the Staff supplementally that the firm of MJM Limited will act as Bermuda counsel to the Company and that Exhibit 5.1 will consist of an opinion to be issued by MJM Limited.  The draft opinion of MJM Limited is annexed hereto as Appendix I.  Appendix II presents the draft opinion marked against the version of the draft opinion we provided to the Staff on August 23, 2013.  The new draft opinion no longer has the limitation which was the basis for the requests made by the Staff in this comment.

Max A. Webb
Division of Corporate Finance
U.S. Securities and Exchange Commission

*********************

Also, we refer to the registration statement on Form F-3, filed by the Company with the the Commission on March 21, 2013 (File No. 333-187399) (the "the Second Registration Statement").  By letter dated April 8, 2013 (the "the April Comment Letter"), the Saff provided the Company with its comments to the Second Registration Statement.

The following numbered paragraphs of this letter corresponds to the numbered paragraph of the April Comment Letter.  For your convenience, each response is prefaced by the text of the Staff's corresponding comment in bold text.

Exhibit 5.1

3.
We note that counsel's opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file an unqualified opinion that omits all of these assumptions at the time of each takedown.

4.	We further note that certain assumptions appear to be inappropriate to make in a qualified opinion at this time, including the following:

•	in assumption (d), it is inappropriate to assume that persons signing the Documents have the authority and power to do so;

•	in assumption (l), it is inappropriate to assume that the Resolutions have not been rescinded;

•	in assumption (m), the assumption that the Company Search and Litigation Search "disclosed all information which is material for the purposes of this opinion" appears overbroad; and

•
in assumption (m), the assumption that the information the subject of the Company Search and Litigation Search has not been materially altered appears to be an assumption of facts that are readily ascertainable.

Please have counsel revise to remove these assumptions or tell us why these assumptions are appropriate and necessary.

5.
Purchasers in the offering are entitled to rely unconditionally on the legality opinion. Please have counsel revise the first paragraph under "Disclosure" on page 6 and remove the last sentence on page 7 accordingly.

In response to the Staff's comments, MJM Limited, Bermuda counsel to the Company, respectfully proposes to edit the Exhibit 5.1 opinion in the Second Registration Statement with the opinion provided in Appendix III.  In Appendix IV we have provided a marked version of the opinion compared against the version provided to the Staff on March 20, 2013.

*********************

Max A. Webb
Division of Corporate Finance
U.S. Securities and Exchange Commission

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Sincerely,

/s/ Gary J. Wolfe
Gary J. Wolfe

cc:           J. Nolan McWilliams
Division of Corporation Finance
Securities and Exchange Commission

Herbjørn Hansson
Chairman and Chief Executive Officer
Nordic American Tankers Limited

Nordic American Tankers

October 18, 2013

Securities and Exchange Commission Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Max A. Webb

RE: Nordic American Tankers Limited (the "Company")

Ladies and Gentleman:

The undersigned registrant hereby acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and

●
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

NORDIC AMERICAN TANKERS LTD.

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Chairman & CEO

Appendix I

  [●] 2013

By Courier and Email	Ref: 29796.0012

Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

Dear Sirs

Re:	Nordic American Tankers Limited (the "Company")
Dividend Reinvestment Plan

1.	Subject of Opinion

We are lawyers duly qualified to practise in Bermuda.  This opinion as to the laws of Bermuda is addressed to you in connection with the preparation and filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), of a Registration Statement on Form F-3 (File No. 333-187400) (such registration statement as amended and supplemented from time to time), including the exhibits thereto, (the "Registration Statement") in relation to the registration of 1,664,450 common shares of par value US$0.01 each in the share capital of the Company (the "Shares") which may be issued to eligible participants under the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan").

2.	Documents Examined

For the purposes of this opinion we have examined and relied upon originals or copies of the following:

2.1	the Registration Statement;

2.2	a copy of the following documents for the Company, as certified by an officer of the Company (the "Secretary") on [?] 2013:

(a)	Certificate of Incorporation;

(b)	Memorandum of Association;

(c)	Bye-laws;

(d)	Register of Directors and Officers;

(e)	Tax Assurance Certificate; and

(f)	the Unanimous Written Resolutions adopted by the Board of Directors of the Company approving the terms of the Registration Statement and the issue of the Shares on 14 March 2013 (the "Resolutions");	and

2.3	such other documents as we have deemed necessary in order to render this opinion

(together the "Documents").

A reference to a document does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto. Except as stated in this section 2, we have not examined any contract, instrument or other document entered into by, or affecting, the Company or any corporate records of the Company and have not made any other enquiries concerning the Company.

As to questions of fact relevant to this opinion, we have relied upon certificates issued by the Government of Bermuda or agencies thereof and by officers of the Company, which matters of fact we have not independently verified.

3.	Search

We have also relied upon our search of the documents of public record maintained by the Registrar of Companies (including the Register of Charges) made on [●] 2013 in respect of the Company (the "Search").

4.           Opinion Limited to Bermuda Law

We have not investigated the laws of any country other than Bermuda and this opinion is given only with respect to compliance with or matters governed by Bermuda law. This opinion is limited to Bermuda law as applied by the courts of Bermuda at the date hereof and is governed by, and should be construed in accordance with, those laws. This opinion is also limited to the matters stated herein and no opinion is to be implied or may be inferred beyond the matters expressly stated herein. This opinion is issued solely for the purposes of the filing of the Registration Statement and the issuance of the Securities by the Company and is not to be relied upon in respect of any other matter.

5.	Assumptions

In giving this opinion, we have assumed:

5.1
the authenticity, accuracy and completeness of all of the Documents (including, without limitation, public records) submitted to us as originals and the conformity to authentic original documents of all of the Documents submitted to us as certified, electronic or photostatic copies;

5.2	the genuineness of all signatures on the Documents submitted to us;

5.3
the truth, accuracy and completeness as at the date hereof of all representations as to factual matters, warranties and statements of fact or law, other than as to the laws of Bermuda, made in any of the Documents;

5.4
the authority, capacity and power of each of the persons signing the Documents submitted to us (other than directors or officers of the Company in relation to the Resolutions and any certification made thereby in relation to any of the Documents);

5.5	that the Directors of the Company acted in good faith upon their adoption of the Resolutions;

5.6
that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would be contravened by any action taken by the Company in connection with the Registration Statement or which would have any implication in relation to the opinions expressed herein and that, in so far as any obligation under, or action to be taken under, the Registration Statement is required to be performed or taken in any jurisdiction outside Bermuda, the performance of such obligation or the taking of such action will constitute a valid and binding obligation of each of the parties thereto under the laws of that jurisdiction and will not be illegal by virtue of the laws of that jurisdiction;

and

5.7
that there are no matters of fact or law (other than matters of Bermuda law) affecting the Registration Statement that have arisen since the date thereof which would affect the opinions expressed herein.

6.	Opinion

Based on and subject to the foregoing and to the reservations mentioned below and any matters not disclosed to us, we are of the opinion that:

6.1
The Shares have been duly and validly authorised and, when issued, paid for and delivered, as contemplated by the provisions of the Plan and the prospectus included in the Registration Statement, and pursuant to the Resolutions, will be validly issued, fully paid and non-assessable and free and clear of any pre-emptive or other similar rights set out in the Company's Memorandum of Association and Bye-laws.

6.2
Subject as otherwise provided in this opinion, no consent, approval, licence or authorisation of, and no filing with, or other act by or in respect of, any governmental authority, regulatory body or court in Bermuda is necessary in connection with the issuance of the Shares, except that the Registration Statement and any other offering documents must comply, to the extent applicable, with the requirements of Part III of the Companies Act 1981 (as amended).

7.	Reservations

This opinion is subject to the following reservations:

7.1	The Search of the Register of Companies at the office of the Registrar of Companies is not conclusive and it should be noted that the Register of Companies does not reveal:

(a)
details of matters which have been lodged for filing or registration which as a matter of general practice of the Registrar of Companies would have or should have been disclosed on the public file, but have not actually been registered or, to the extent that they have been registered, have not been disclosed or do not appear in the public records at the date and time the search is concluded;

(b)	details of matters which should have been lodged for registration but have not been lodged for registration at the date the search is concluded; or

(c)
whether a receiver or manager has been appointed privately pursuant to the provisions of a debenture or other security, unless notice of the fact has been entered in the Register of Charges in accordance with the provisions of the Companies Act 1981, as amended.

7.2
Any reference in this opinion to shares being "non-assessable" means, in relation to fully-paid shares of the Company and subject to any contrary provision in any agreement in writing between the Company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the Company, either in order to complete payment for their shares, to satisfy claims of creditors of the Company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Association or Bye-Laws of the Company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the Company.

8.	Reliance

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm, under the captions "Legal Opinions" in the prospectus attached thereto, without admitting that we are "experts", within the meaning of the Securities Act or the rules and regulations of the Commission thereunder, with respect to any part of the Registration Statement. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under section 7 of the Securities Act.

Further, this opinion speaks as of its date and is strictly limited to the matters stated herein. We assume no responsibility to review or update this opinion if applicable law or the existing facts or circumstances should change.

Yours faithfully

MJM LIMITED

Appendix II

  [●] 2013

By Courier and Email	Ref: 29796.0012

Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

Dear Sirs

Re:	Nordic American Tankers Limited (the "Company")
Dividend Reinvestment Plan

~~NORDIC AMERICAN TANKERS LIMITED – Registration Statement on Form F-3 Filing~~

~~We have acted as legal advisers as to matters of Bermuda law to NORDIC AMERICAN TANKERS LIMITED, a company organized under the laws of the Islands of Bermuda (the "Company") and in such capacity we have assisted in~~

1.	Subject of Opinion

We are lawyers duly qualified to practise in Bermuda.  This opinion as to the laws of Bermuda is addressed to you in connection with the preparation and filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), of a Registration Statement on Form F-3 (File No. 333-187400) (such registration statement as amended and supplemented from time to time), including the exhibits thereto, (the "Registration Statement") ~~relating~~in relation to the registration of 1,664,450 common shares ~~in the Company,~~of par value US$0.01 ~~per~~each in the share capital of the Company (the "Shares")~~,~~ which may be issued to eligible participants under the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan").

2.	Documents Examined

For the purposes of this opinion we have examined and relied upon originals or copies of the following:

2.1           the Registration Statement;

2.2
a copy of the following documents ~~listed (which in some cases, are also defined) in the Schedule to this opinion~~ for the Company, as certified by an officer of the Company (the "Secretary") on [●] 2013:

(a)	Certificate of Incorporation;

(b)	Memorandum of Association;

(c)	Bye-laws;

(d)	Rregister of Directors and Officers;

(e)	Tax Assurance Certificate; and

(f)	the Unanimous Written Resolutions adopted by the Board of Directors of the Company approving the terms of the Registration Statement and the issue of the Shares on 14 March 2013 (the "Resolutions");

2.3	such other documents as we have deemed necessary in order to render this opinion

(together the "Documents").

A reference to a document does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto. Except as stated in this section 2, we have not examined any contract, instrument or other document entered into by, or affecting, the Company or any corporate records of the Company and have not made any  other enquiries concerning the Company.

As to questions of fact relevant to this opinion, we have relied upon certificates issued by the Government of Bermuda or agencies thereof and by officers of the Company, which matters of fact we have not independently verified.

3.	Search

We have also relied upon our search of the documents of public record maintained by the Registrar of Companies (including the Register of Charges) made on [?] 2013 in respect of the Company (the "Search").

4.           Opinion Limited to Bermuda Law

We have not investigated the laws of any country other than Bermuda and this opinion is given only with respect to compliance with or matters governed by Bermuda law. This opinion is limited to Bermuda law as applied by the courts of Bermuda at the date hereof and is governed by, and should be construed in accordance with, those laws. This opinion is also limited to the matters stated herein and no opinion is to be implied or may be inferred beyond the matters expressly stated herein. This opinion is issued solely for the purposes of the filing of the Registration Statement and the issuance of the Securities by the Company and is not to be relied upon in respect of any other matter.

5.	Assumptions

In ~~stating our~~giving this opinion, we have assumed:

~~(a)~~ 5.1 the authenticity, accuracy and completeness of all of the Documents (including, without limitation, public records) submitted to us as originals and the conformity to authentic original ~~Documents~~documents of all of the Documents submitted to us as certified, ~~conformed, notarised~~electronic or photostatic copies;

~~(b)~~ 5.2 the genuineness of all signatures on the Documents submitted to us;

5.3
the truth, accuracy and completeness as at the date hereof of all representations as to factual matters, warranties and statements of fact or law, other than as to the laws of Bermuda, made in any of the Documents;

~~(c)~~ 5.4 the authority, capacity and power of each of the persons signing the Documents~~,~~ submitted to us (other than ~~the Directors~~directors or officers of the Company in relation to the Resolutions and ~~other than in relation to~~ any certification made ~~by an officer~~thereby in relation to any of the Documents);

5.5	that the Directors of the Company ~~in relation to~~acted in good faith upon their adoption of the Resolutions ~~or the Constitutional Documents~~;
~~(d)that any representation, warranty or statement of fact or law, other than the laws of Bermuda made in any of the Documents, is true, accurate and complete;~~

~~(e)that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would have any implication in relation to the opinions expressed herein;~~

~~(f)~~ 5.6 that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would be contravened by any ~~actions~~action taken by the Company in connection with the Registration Statement or which would have any implication in relation to the ~~opinion~~opinions expressed herein and that, in so far as any obligation under, or action to be taken under, the Registration Statement is required to be performed or taken in any jurisdiction outside Bermuda, the performance of such obligation or the taking of such action will constitute a valid and binding obligation of each of the parties thereto under the laws of that jurisdiction and will not be illegal by virtue of the laws of that jurisdiction;

~~(g)that no litigation, administrative or other proceeding of or before any governmental authority of Bermuda is pending  against or affecting the Company; (ii) that no notice to the Registrar of Companies of the passing of a resolution of members or creditors to wind up or the appointment of a liquidator or receiver has been given to petition to wind up the Company; and (iii) that no application to reorganise the affairs of the Company pursuant to a scheme of arrangement or application for the appointment of a receiver has been filed with the Supreme Court; and~~

~~(h)that the Directors of the Company acted in good faith upon their adoption of the Resolutions.~~

and

5.7
that there are no matters of fact or law (other than matters of Bermuda law) affecting the Registration Statement that have arisen since the date thereof which would affect the opinions expressed herein.

6.	Opinion

Based ~~upon~~on and subject to the foregoing and ~~subject~~ to the reservations ~~set out~~mentioned below and ~~to~~ any matters not disclosed to us, we are of the opinion that:

~~(1)~~ 6.1 The Shares have been duly and validly authorised and, ~~when the terms of the issuance and sale thereof have been duly approved by the Board of Directors of the Company in conformity with the Company's Memorandum of Association, the Bye-Laws and the Plan will when issued and delivered against payment therefor in accordance with the Plan~~ when issued, paid for and delivered, as contemplated by the provisions of the Plan and the prospectus included in the Registration Statement, and pursuant to the Resolutions, will be validly issued, fully paid and non-assessable and free and clear of any pre-emptive or other similar rights set out in the Company's Memorandum of Association and Bye-laws.

~~(2)~~ 6.2 Subject as otherwise provided in this opinion~~, and except as provided in this paragraph~~, no consent, approval, licence or authorisation of, and no filing with, or other act by or in respect of, any governmental authority, regulatory body or court ~~of~~in Bermuda is ~~required to be obtained by the Company~~necessary in connection with the issuance of the Shares, except that the Registration Statement and any other offering documents ~~must be filed with the Registrar of Companies prior to or as soon as reasonably practicable after any Shares are offered to the public and~~ must comply, to the extent applicable, with the requirements of Part III of the Companies Act ~~1981.~~1981 (as amended).

7.	Reservations

~~We have~~This opinion is subject to the following reservations:

~~(a)We express no opinion as to any law other than Bermuda law and none of the opinions expressed herein relates to compliance with or matters governed by the laws of any jurisdiction except Bermuda. This opinion is limited to Bermuda law as applied by the courts of Bermuda at the date hereof.~~

7.1	The Search of the Register of Companies at the office of the Registrar of Companies is not conclusive and it should be noted that the Register of Companies does not reveal:

(a)
details of matters which have been lodged for filing or registration which as a matter of general practice of the Registrar of Companies would have or should have been disclosed on the public file, but have not actually been registered or, to the extent that they have been registered, have not been disclosed or do not appear in the public records at the date and time the search is concluded;

(b)	details of matters which should have been lodged for registration but have not been lodged for registration at the date the search is concluded; or

(c)
whether a receiver or manager has been appointed privately pursuant to the provisions of a debenture or other security, unless notice of the fact has been entered in the Register of Charges in accordance with the provisions of the Companies Act 1981, as amended.

~~(b)~~ 7.2 Any reference in this opinion to shares being "non-assessable" ~~shall mean~~means, in relation to fully-paid shares of the Company and subject to any contrary provision in any agreement in writing between the Company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the Company, either in order to complete payment for their shares, to satisfy claims of creditors of the Company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Association or Bye-Laws of the Company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the Company.

~~Disclosure~~

8.	Reliance

We hereby consent to the filing of this opinion as ~~an exhibit~~Exhibit 5.1 to the Registration Statement and to the references to our ~~name~~firm, under the captions "Legal Opinions" in the prospectus ~~contained therein~~attached thereto, without admitting that we are "experts", within the meaning of the Securities Act~~, as amended,~~ or the rules and regulations of the Commission thereunder, with respect to any part of the Registration Statement.  In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under ~~Section~~section 7 of the Securities Act.

Further, this opinion speaks as of its date and is strictly limited to the matters stated herein ~~and we~~. We assume no ~~obligation~~responsibility to review or update this opinion if applicable ~~laws~~law or the existing facts or circumstances should change.

~~This opinion is governed by and is to be construed in accordance with Bermuda law.  It is given on the basis that it will not give rise to any legal proceedings with respect to it in any jurisdiction other than Bermuda.  Further, this opinion speaks as of its date and is strictly limited to the matters stated in it and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.~~

Yours faithfully~~,~~

~~Appleby (Bermuda) Limited~~

MJM LIMITED

Appendix III

[ ] September 2013	Ref. 29796.0012
By Email and by Hand
Nordic American Tankers Limited LOM Building 27 Reid Street Hamilton HM 11 Bermuda

Dear Sirs,

Nordic American Tankers Limited
Registration Statement on Form F-3

1.           Subject of Opinion

We are lawyers duly qualified to practise in Bermuda.  This opinion as to the laws of Bermuda is addressed to you in connection with the preparation and filing with the Securities and Exchange Commission (the "Commission") of a registration statement on Form F-3 (File No. 333-187399) (such registration statement as amended and supplemented from time to time), including the exhibits thereto (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Act") and the rules and regulations promulgated thereunder, in respect of Nordic American Tankers Limited, a company incorporated under the laws of Bermuda (the "Company"). The Registration Statement relates to the registration by the Company of up to US$500,000,000 in securities, which may include the Company's common shares of par value US$0.01 ("Common Shares"), preferred shares ("Preferred Shares"), warrants ("Warrants"), debt securities ("Debt Securities"), purchase contracts ("Purchase Contracts"), rights to purchase the Company's  equity securities (the "Rights") and units ("Units") (the Common Shares, Preferred Shares, Warrants, Debt Securities, Purchase Contracts, Rights and Units are collectively referred to herein as the "Securities").

2.           Documents Examined

For the purposes of this opinion we have examined and relied upon the following (collectively, the "Documents"):

2.1	the Registration Statement and the form of prospectus included therein (the "Prospectus");

2.2	the form of indenture to be entered into by the Company (filed as Exhibit 4.3 to the Registration Statement) (the "Indenture");

2.3	a copy of the following documents for the Company, as certified by an officer thereof on [ ] 2013:

(a)	Certificate of Incorporation;

(b)	Memorandum of Association;

(c)	Certificate of Deposit of Memorandum of Increase of Share Capital;

(d)	Bye-laws;

(e)	Unanimous Written Resolutions adopted by the Board of Directors of the Company approving the terms of the Registration Statement on 14 March 2013 (the "Resolutions");

(f)	Tax Assurance;

(g)	Register of Directors and Officers; and

(h)	Register of Members.

2.4	a Certificate of Compliance issued by the Bermuda Registrar of Companies ("ROC") in respect of the Company dated [ ] 2013; and

2.5	such other documents as we have deemed necessary in order to render this opinion (together, the "Documents").

A reference to a document does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto. Except as stated in this section 2, we have not examined any contract, instrument or other document entered into by, or affecting, the Company or any corporate records of the Company and have not made any other enquiries concerning the Company.

3.           Search

We have also relied upon our search of the documents of public record relating to the Company maintained by the ROC made on [   ] 2013 (the "Search").

4.           Opinion Limited to Bermuda Law

We have not investigated the laws of any country other than Bermuda and this opinion is given only with respect to compliance with or matters governed by Bermuda law. This opinion is limited to Bermuda law as applied by the courts of Bermuda at the date hereof and is governed by, and should be construed in accordance with, those laws. This opinion is also limited to the matters stated herein and no opinion is to be implied or may be inferred beyond the matters expressly stated herein. This opinion is issued solely for the purposes of the filing of the Registration Statement and the issuance of the Securities by the Company and is not to be relied upon in respect of any other matter.

5.           Assumptions

In giving this opinion we have assumed:

5.1
the authenticity, accuracy and completeness of all of the Documents (including, without limitation, public records) submitted to us as originals and the conformity to authentic original documents of all of the Documents submitted to us as certified, electronic or photostatic copies;

5.2	the genuineness of all signatures on the Documents submitted to us;

5.3
the truth, accuracy and completeness as at the date hereof of all representations as to factual matters, warranties and statements of fact or law, other than as to the laws of Bermuda, made in any of the Documents;

5.4
the authority, capacity and power of each of the persons signing the Documents submitted to us (other than directors or officers of the Company in relation to the Resolutions and any certification made thereby in relation to any of the Documents);

5.5	that the Directors of the Company acted in good faith upon their adoption of the Resolutions;

5.6
that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would be contravened by any action taken by the Company in connection with the Registration Statement or which would have any implication in relation to the opinions expressed herein and that, in so far as any obligation under, or action to be taken under, the Registration Statement is required to be performed or taken in any jurisdiction outside Bermuda, the performance of such obligation or the taking of such action will constitute a valid and binding obligation of each of the parties thereto under the laws of that jurisdiction and will not be illegal by virtue of the laws of that jurisdiction;

5.7	the definitive terms of the Securities, other than Common Shares, to be offered pursuant to the Registration Statement will have been established in accordance with the Resolutions and applicable law;

5.8
any Securities issuable upon conversion, exchange or exercise of any Security to be offered, will be duly authorised, created and, if appropriate, reserved for issuance upon such conversion, exchange or exercise;

5.9
any Securities consisting of Common Shares or Preferred Shares, including Common Shares or Preferred Shares issuable upon conversion, exchange or exercise of any Security to be offered, or issued as part of a Unit, will be duly authorised and issued, and the certificates evidencing the same will be duly executed and delivered, against receipt of the consideration approved by the Company which will be no less than the par value, if any, thereof and the Company will have sufficient authorised, but unissued, share capital to effect such issue;

5.10	the Registration Statement and the Prospectus, and any amendments thereto, will have become effective;

5.11	one or more prospectus supplements will have been filed with the Commission describing the Securities to be offered thereby;

5.12
all Securities will be issued in compliance with all matters of, and the validity and enforceability thereof under, applicable U.S. federal and state securities laws and other laws (other than the laws of Bermuda, in respect of which we are opining);

5.13
prior to the date of issuance of any Securities, all necessary approvals of the Bermuda Monetary Authority (save in the case of the issuance of the Common Shares) will have been obtained with respect to the issue and free transferability of the Securities to be issued;

5.14	with respect to the issuance and sale of any Debt Securities, that the Indenture will have been duly executed and delivered by the Company and the trustee named therein;

5.15
with respect to all Debt Securities, when issued, will be executed, authenticated, issued and delivered (a) against receipt of the consideration therefor approved by the Company and (b) as provided in the indenture with respect thereto;

5.16
with respect to the issuance and sale of any series of Preferred Shares, that an appropriate certificate of designations, or similar instrument setting forth the preferential, qualified or special rights, privileges or conditions with respect to such series of Preferred Shares will have been duly and validly authorised and adopted by the Company;

5.17
with respect to the issuance and sale of any Warrants, that (i) a warrant agreement with respect to such Warrants will have been executed and delivered by the Company and the warrant agent, (ii) the Warrants will have been duly executed and delivered by the Company and duly executed by any warrant agent appointed by the Company, and (iii) the Warrants will have been issued and delivered by the Company against receipt of the consideration therefor approved by the Company;

5.18
with respect to the issuance and sale of any Purchase Contracts, that (i) a purchase agreement with respect to such Purchase Contracts will have been executed and delivered by the parties thereto, and (ii) the Purchase Contracts will have been duly executed and delivered in accordance with the purchase agreement upon payment of the consideration therefor provided for therein;

5.19
with respect to the issuance and sale of any Rights, that (i) a purchase agreement with respect to such Rights will have been executed and delivered by the parties thereto, and (ii) the Rights, if in certificated form, will have been duly executed and delivered in accordance with the Rights agreement upon payment of the consideration therefor provided for therein;

5.20
with respect to the issuance and sale of any Units, that (i) a purchase agreement with respect to such Units will have been executed and delivered by the parties thereto, and (ii) the Units, if in certificated form, will have been duly executed and delivered in accordance with the purchase agreement upon payment of the consideration therefor provided for therein; and

5.21
that there are no matters of fact or law (other than matters of Bermuda law) affecting the Registration Statement that have arisen since the date thereof which would affect the opinions expressed herein.

6.           Opinion

Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us, we are of the opinion that:

6.1
the Common Shares and the Preferred Shares have been duly authorised and any Securities consisting of Common Shares or Preferred Shares, including any Common Shares or Preferred Shares issuable on conversion, exercise or exchange of other Securities, or issued as part of a Unit, when issued, sold and paid for as contemplated in conformity with the Resolutions and the Prospectus or any prospectus supplement (and with regard to the Preferred Shares Purchase Rights, in accordance with the terms of the Rights Plan, as defined in the Prospectus), will be validly issued, fully paid and non-assessable;

6.2
any Securities consisting of Debt Securities, Warrants, Purchase Contracts, Rights or Units have been duly authorised and, upon due execution and delivery as contemplated in the Prospectus, will constitute legal, valid and binding obligations of the Company and will be, in the case of Debt Securities, entitled to benefits provided by the Indenture; and

6.3
subject as otherwise provided in this opinion, no consent, approval, licence or authorisation of, and no filing with, or other act by or in respect of, any governmental authority, regulatory body or court in Bermuda is necessary in connection with the issuance of the Securities, except that the Registration Statement and any other offering documents must comply, to the extent applicable, with the requirements of Part III of the Companies Act 1981 (as amended).

7.           Reservations

We have the following reservations:

7.1	The Search of the Register of Companies at the office of the Registrar of Companies is not conclusive and it should be noted that the Register of Companies does not reveal:

(a)
details of matters which have been lodged for filing or registration which as a matter of general practice of the Registrar of Companies would have or should have been disclosed on the public file, but have not actually been registered or, to the extent that they have been registered, have not been disclosed or do not appear in the public records at the date and time the search is concluded;

(b)	details of matters which should have been lodged for registration but have not been lodged for registration at the date the search is concluded; or

(c)
whether a receiver or manager has been appointed privately pursuant to the provisions of a debenture or other security, unless notice of the fact has been entered in the Register of Charges in accordance with the provisions of the Companies Act 1981, as amended.

7.2
Any reference in this opinion to shares being "non-assessable" means, in relation to fully-paid shares of the Company and subject to any contrary provision in any agreement in writing between the Company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the Company, either in order to complete payment for their shares, to satisfy claims of creditors of the Company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Association or Bye-Laws of the Company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the Company.

8.           Disclosure

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm, under the captions "Legal Opinions" in the prospectus attached thereto, without admitting that we are "experts", within the meaning of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder, with respect to any part of the Registration Statement.  In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under section 7 of the Securities Act.

This opinion speaks as of its date and is strictly limited to the matters stated in it and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.

Yours faithfully,

MJM  LIMITED

Appendix IV

[   ] September 2013

Ref. 29796.0012

By Email and by Hand

Nordic American Tankers Limited
LOM Building
27 Reid Street
~~HamiltonHM 11~~
Hamilton HM 11
Bermuda

~~appleby ref:~~
~~JW/100154.0025~~

~~By Email~~
~~20 March 2013~~

~~Ladies and Gentlemen,~~

Dear Sirs,

Nordic American Tankers Limited
~~NORDIC AMERICAN TANKERS LIMITED –~~ Registration Statement on Form F-3 ~~Filing~~

9.           Subject of Opinion

We ~~have acted as legal advisers as to matters of Bermuda law to NORDIC AMERICAN TANKERS LIMITED, a company organized under the laws of the Islands of Bermuda (the "Company") and in such capacity we have assisted in~~are lawyers duly qualified to practise in Bermuda.  This opinion as to the laws of Bermuda is addressed to you in connection with the preparation and filing with the Securities and Exchange Commission (the "Commission") ~~under the Securities Act of 1933, as amended (the "Securities Act"), of a Registration Statement on Form F-3 ASR~~of a registration statement on Form F-3 (File No. 333-187399) (such registration statement as ~~may be~~ amended and supplemented from time to time~~,~~ ), including the exhibits thereto (the "Registration Statement") ~~relating to the registration~~, under the Securities Act of 1933, as amended (the "Act") and the rules and regulations promulgated thereunder, in respect of Nordic American Tankers Limited, a company incorporated under the laws of Bermuda (the "Company"). The Registration Statement relates to the registration by the Company of up to US$500,000,000 in ~~aggregate of (i)~~securities, which may include the Company's common shares of par value US$0.01 ~~per share of the Company (the "Shares"); (ii) preferred share purchase rights of the Company (the "Preferred Share Purchase Rights"); (iii)~~("Common Shares"), preferred shares ~~of the Company (the "Preferred Shares"); (iv) senior debt securities and subordinate debt securities, as amended or supplemented from time to time, between the Company and the trustee named in the applicable indenture (the "Debt Securities"); (v) warrants to purchase the Company's debt or equity securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate, or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing (the "Warrants"); (vi) purchase contracts for the sale of debt securities, equity securities, securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement, as well as currencies or commodities (the "Purchase Contracts"); (vii)~~("Preferred Shares"), warrants ("Warrants"), debt securities ("Debt Securities"), purchase contracts ("Purchase Contracts"), rights to purchase the Company's  equity securities (the "Rights") and ~~(viii) units consisting of one or more purchase contracts, warrants, debt securities, preferred shares, common shares, rights or any combination of such securities (the "Units" and together with~~ units ("Units") (the Common Shares~~, Preferred Share Purchase Rights~~, Preferred Shares, Warrants, Debt Securities, ~~Warrants,~~ Purchase Contracts ~~and~~, Rights and Units are collectively referred to herein as the "Securities").

10.           Documents Examined

For the purposes of this opinion we have examined and relied upon the ~~documents listed (which in some cases, are also defined) in the Schedule to this opinion (the "Documents").~~ following (collectively, the "Documents"):

10.1	the Registration Statement and the form of prospectus included therein (the "Prospectus");

10.2	the form of indenture to be entered into by the Company (filed as Exhibit 4.3 to the Registration Statement) (the "Indenture");

10.3	a copy of the following documents for the Company, as certified by an officer thereof on [ ] 2013:

(a)	Certificate of Incorporation;

(b)	Memorandum of Association;

(c)	Certificate of Deposit of Memorandum of Increase of Share Capital;

(d)	Bye-laws;

(e)	Unanimous Written Resolutions adopted by the Board of Directors of the Company approving the terms of the Registration Statement on 14 March 2013 (the "Resolutions");

(f)	Tax Assurance;

(g)	Register of Directors and Officers; and

(h)	Register of Members.

10.4	a Certificate of Compliance issued by the Bermuda Registrar of Companies ("ROC") in respect of the Company dated [ ] 2013; and

10.5	such other documents as we have deemed necessary in order to render this opinion (together, the "Documents").

A reference to a document does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto. Except as stated in this section 2, we have not examined any contract, instrument or other document entered into by, or affecting, the Company or any corporate records of the Company and have not made any other enquiries concerning the Company.

11.           Search

We have also relied upon our search of the documents of public record relating to the Company maintained by the ROC made on [  ] 2013 (the "Search").

12.           Opinion Limited to Bermuda Law

We have not investigated the laws of any country other than Bermuda and this opinion is given only with respect to compliance with or matters governed by Bermuda law. This opinion is limited to Bermuda law as applied by the courts of Bermuda at the date hereof and is governed by, and should be construed in accordance with, those laws. This opinion is also limited to the matters stated herein and no opinion is to be implied or may be inferred beyond the matters expressly stated herein. This opinion is issued solely for the purposes of the filing of the Registration Statement and the issuance of the Securities by the Company and is not to be relied upon in respect of any other matter.

13.           Assumptions

In ~~stating our~~giving this opinion we have assumed:

13.1	~~(a)~~
the authenticity, accuracy and completeness of all of the Documents (including, without limitation, public records) submitted to us as originals and the conformity to authentic original ~~Documents~~documents of all of the Documents submitted to us as certified, ~~conformed, notarised~~electronic or photostatic copies;

~~(b)      that each of the Documents and other such documentation which was received by electronic means is complete, intact and in conformity with the transmission as sent;~~

13.2	~~(c)~~	the genuineness of all signatures on the Documents submitted to us;

13.3
the truth, accuracy and completeness as at the date hereof of all representations as to factual matters, warranties and statements of fact or law, other than as to the laws of Bermuda, made in any of the Documents;

13.4	~~(d)~~	the authority, capacity and power of each of the persons signing the Documents~~;~~

  submitted to us (~~e)                                that any representation, warranty or statement of fact or law, other than the laws of Bermuda made in~~other than directors or officers of the Company in relation to the Resolutions and any certification made thereby in relation to any of the Documents~~, is true, accurate and complete;~~ );

~~(f)      that any documents entered into with respect to the Debt Securities, Warrants, Purchase Contracts, Rights and Units will constitute the legal, valid and binding obligations of each of the parties thereto, other than the Company, under the laws of the jurisdiction of incorporation or jurisdiction of formation of such parties;~~

~~(g)      that any documents entered into with respect to the Debt Securities, Warrants, Purchase Contracts, Rights and Units will be validly authorised, executed and delivered by each of the parties thereto, other than the Company, and that the performance thereof is within the capacity and powers of each such party thereto, and that each such party to which the Company will purportedly deliver such documents will actually receive and accept delivery of such documents;~~

~~(h)      that any documents entered into with respect to the Debt Securities, Warrants, Purchase Contracts, Rights and Units will effect and constitute legal, valid and binding obligations of each of the parties thereto, enforceable in accordance with their terms, under the laws of the jurisdiction by which such documents are expressed to be governed;~~

~~(i)      that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would have any implication in relation to the opinions expressed herein;~~

13.5	that the Directors of the Company acted in good faith upon their adoption of the Resolutions;

13.6	~~(j)~~
that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would be contravened by ~~the execution or delivery of any of the Debt Securities, Warrants, Purchase Contracts, Rights and Units~~any action taken by the Company in connection with the Registration Statement or which would have any implication in relation to the ~~opinion~~opinions expressed herein and that, in so far as any obligation under, or action to be taken under, the ~~Debt Securities, Warrants, Purchase Contracts, Rights and Units~~Registration Statement is required to be performed or taken in any jurisdiction outside Bermuda, the performance of such obligation or the taking of such action will constitute a valid and binding obligation of each of the parties thereto under the laws of that jurisdiction and will not be illegal by virtue of the laws of that jurisdiction;

~~(k)      that each transaction to be entered into as contemplated by the Prospectus will be entered into in good faith and for full value and will not have the effect of unlawfully preferring one creditor over another;~~

~~(l)      that the Resolutions are in full force and effect, have not been rescinded, either in whole or in part, and accurately record the resolutions adopted by all the Directors of the Company as [unanimous written resolutions] of the Board and that there is no matter affecting the authority of the Directors to effect entry by the Company into the transactions, not disclosed by the Constitutional Documents or the Resolutions, which would have any adverse implication in relation to the opinions expressed herein;~~

~~(m)           that the records which were the subject of the Company Search and Litigation Search were complete and accurate at the time of such searches and disclosed all information which is material for the purposes of this opinion and such information has not since the date of the Company Search and Litigation Search been materially altered; and~~

13.7	the definitive terms of the Securities, other than Common Shares, to be offered pursuant to the Registration Statement will have been established in accordance with the Resolutions and applicable law;

13.8
any Securities issuable upon conversion, exchange or exercise of any Security to be offered, will be duly authorised, created and, if appropriate, reserved for issuance upon such conversion, exchange or exercise;

13.9	~~(n)~~
~~that when the Shares and Preferred Shares are issued, the issue price (in whatever form) will not be less than the par value of the Shares and Preferred Shares~~any Securities consisting of Common Shares or Preferred Shares, including Common Shares or Preferred Shares issuable upon conversion, exchange or exercise of any Security to be offered, or issued as part of a Unit, will be duly authorised and issued, and the certificates evidencing the same will be duly executed and delivered, against receipt of the consideration approved by the Company which will be no less than the par value, if any, thereof and the Company will have sufficient authorised, but unissued, share capital to effect ~~the issue~~ such issue;

13.10	the Registration Statement and the Prospectus, and any amendments thereto, will have become effective;

13.11	one or more prospectus supplements will have been filed with the Commission describing the Securities to be offered thereby;

13.12
all Securities will be issued in compliance with all matters of, and the validity and enforceability thereof under, applicable U.S. federal and state securities laws and other laws (other than the laws of Bermuda, in respect of which we are opining);

13.13
prior to the date of issuance of any Securities, all necessary approvals of the Bermuda Monetary Authority (save in the case of the issuance of the Common Shares) will have been obtained with respect to the issue and free transferability of the Securities to be issued;

13.14	with respect to the issuance and sale of any Debt Securities, that the Indenture will have been duly executed and delivered by the Company and the trustee named therein;

13.15
with respect to all Debt Securities, when issued, will be executed, authenticated, issued and delivered (a) against receipt of the consideration therefor approved by the Company and (b) as provided in the indenture with respect thereto;

13.16
with respect to the issuance and sale of any series of Preferred Shares, that an appropriate certificate of designations, or similar instrument setting forth the preferential, qualified or special rights, privileges or conditions with respect to such series of Preferred Shares will have been duly and validly authorised and adopted by the Company;

13.17
with respect to the issuance and sale of any Warrants, that (i) a warrant agreement with respect to such Warrants will have been executed and delivered by the Company and the warrant agent, (ii) the Warrants will have been duly executed and delivered by the Company and duly executed by any warrant agent appointed by the Company, and (iii) the Warrants will have been issued and delivered by the Company against receipt of the consideration therefor approved by the Company;

13.18
with respect to the issuance and sale of any Purchase Contracts, that (i) a purchase agreement with respect to such Purchase Contracts will have been executed and delivered by the parties thereto, and (ii) the Purchase Contracts will have been duly executed and delivered in accordance with the purchase agreement upon payment of the consideration therefor provided for therein;

13.19
with respect to the issuance and sale of any Rights, that (i) a purchase agreement with respect to such Rights will have been executed and delivered by the parties thereto, and (ii) the Rights, if in certificated form, will have been duly executed and delivered in accordance with the Rights agreement upon payment of the consideration therefor provided for therein;

13.20
with respect to the issuance and sale of any Units, that (i) a purchase agreement with respect to such Units will have been executed and delivered by the parties thereto, and (ii) the Units, if in certificated form, will have been duly executed and delivered in accordance with the purchase agreement upon payment of the consideration therefor provided for therein; and

13.21
that there are no matters of fact or law (other than matters of Bermuda law) affecting the Registration Statement that have arisen since the date thereof which would affect the opinions expressed herein.

14.           Opinion

Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us, we are of the opinion that:

14.1	~~(1)~~
~~The Securities have been duly authorized by the Board of Directors of the Company in conformity with the Company's Memorandum of Association and the Bye-Laws and when issued~~the Common Shares and the Preferred Shares have been duly authorised and any Securities consisting of Common Shares or Preferred Shares, including any Common Shares or Preferred Shares issuable on conversion, exercise or exchange of other Securities, or issued as part of a Unit, when issued, sold and paid for as contemplated in conformity with the Resolutions and the Prospectus or any prospectus supplement (and with ~~respect~~regard to the Preferred Shares Purchase Rights, in accordance with the terms of the Rights Plan, as defined in the Prospectus), ~~will be validly issued.~~

 ~~(2)           The Shares and Preferred Shares, (including Shares or Preferred Shares issuable directly or upon conversion of Securities issued pursuant to the terms of the Indenture substantially in the form examined by us), a Warrant, a Purchase Contract, a Right, or as part of a Unit, when issued and delivered against payment therefor as contemplated in the Prospectus,~~ will be validly issued, fully paid and non-assessable~~.~~ ;

14.2	~~(3)~~
~~The~~any Securities consisting of Debt Securities, Warrants, Purchase Contracts, Rights ~~and~~or Units have been duly authorised and, upon due execution and delivery as contemplated in the Prospectus, will ~~be~~constitute legal, valid and ~~legally~~ binding obligations of the Company~~.~~ and will be, in the case of Debt Securities, entitled to benefits provided by the Indenture; and

14.3	~~(4)~~
~~Subject~~subject as otherwise provided in this opinion~~, and except as provided in this paragraph~~, no consent, approval, licence or authorisation of, and no filing with, or other act by or in respect of, any governmental authority, regulatory body or court ~~of~~in Bermuda is ~~required to be obtained by the Company~~necessary in connection with the issuance of the Securities, except that the Registration Statement and any other offering documents ~~must be filed with the Registrar of Companies prior to or as soon as reasonably practicable after any Securities are offered to the public and~~ must comply, to the extent applicable, with the requirements of Part III of the Companies Act 1981 ~~of Bermuda (the "Act").~~ (as amended).

~~(5)      Based solely upon the Company Search and the Litigation Search:~~

      ~~(i)      no litigation, administrative or other proceeding of or before any governmental authority of Bermuda is pending against the Company; and~~

      ~~(ii)      no notice to the Registrar of Companies of the passing of a resolution of members or creditors to wind up or the appointment of a liquidator or receiver has been given. No petition to wind up the Company or application to reorganise its affairs pursuant to a scheme of arrangement or application for the appointment of a receiver has been filed with the Supreme Court~~

15.           Reservations

We have the following reservations:

~~(a)      We express no opinion as to any law other than Bermuda law and none of the opinions expressed herein relates to compliance with or matters governed by the laws of any jurisdiction except Bermuda. This opinion is limited to Bermuda law as applied by the courts of Bermuda at the date hereof.~~

15.1	~~(b)~~
~~Searches~~The Search of the Register of Companies at the office of the Registrar of Companies ~~and of the Supreme Court Causes Book at the Registry of the Supreme Court are~~is not conclusive and it should be noted that the Register of Companies ~~and the Supreme Court Causes Book do~~does not reveal:

(a)	~~(i)~~
details of matters which have been lodged for filing or registration which as a matter of ~~best~~general practice of the Registrar of Companies ~~or the Registry of the Supreme Court~~ would have or should have been disclosed on the public file, ~~the Causes Book or the Judgment Book, as the case may be, but for whatever reason~~but have not actually been ~~filed or registered or are not disclosed or which, notwithstanding filing or registration,~~registered or, to the extent that they have been registered, have not been disclosed or do not appear in the public records at the date and time the search is concluded ~~are for whatever reason not disclosed or do not appear on the public file, the Causes Book or Judgment Book;~~ ;

(b)	~~(ii)~~
details of matters which should have been lodged for ~~filing or~~ registration ~~at the Registrar of Companies or the Registry of the Supreme Court~~ but have not been lodged for ~~filing or~~ registration at the date the search is concluded; or

      ~~(iii)                whether an application to the Supreme Court for a winding-up petition or for the appointment of a receiver or manager has been prepared but not yet been presented or has been presented but does not appear in the Causes Book at the date and time the search is concluded;~~

      ~~(iv)                whether any arbitration or administrative proceedings are pending or whether any proceedings are threatened, or whether any arbitrator has been appointed; or~~

(c)	~~(v)~~
whether a receiver or manager has been appointed privately pursuant to the provisions of a debenture or other security, unless notice of the fact has been entered in the Register of Charges in accordance with the provisions of the Companies Act 1981, as amended.

~~Furthermore, in the absence of a statutorily defined system for the registration of charges created by companies incorporated outside Bermuda ("overseas companies") over their assets located in Bermuda, it is not possible to determine definitively from searches of the Register of Charges maintained by the Registrar of Companies in respect of such overseas companies what charges have been registered over any of their assets located in Bermuda or whether any one charge has priority over any other charge over such assets.~~

~~(c)      In order to issue this opinion we have carried out the Company Search and Litigation Search as referred to in the Schedule to this opinion and have not enquired as to whether there has been any change since the date of such searches.~~

15.2	~~(d)~~
Any reference in this opinion to shares being "non-assessable" ~~shall mean~~means, in relation to fully-paid shares of the Company and subject to any contrary provision in any agreement in writing between the Company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the Company, either in order to complete payment for their shares, to satisfy claims of creditors of the Company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Association or Bye-Laws of the Company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the Company .

16.           Disclosure

~~This opinion is addressed to you and may be relied upon by Seward & Kissel LLP to assist with their delivery of an opinion in connection with the issuance of the Securities and, save as referred to herein, is neither to be transmitted to any other person, nor relied upon by any other person or for any other purpose, nor quoted, nor referred to in any public document, nor filed with any governmental agency or person without our prior written consent, except as may be required by law.~~

~~Notwithstanding the foregoing, we~~We hereby consent to the filing of this opinion as ~~an exhibit~~Exhibit 5.1 to the Registration Statement and to the references to our ~~name in the Prospectus contained therein~~firm, under the captions "Legal Opinions" in the prospectus attached thereto, without admitting that we are "experts", within the meaning of the Securities Act~~, as amended,~~ or the rules and regulations of the Securities and Exchange Commission thereunder, with respect to any part of the Registration Statement.  In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under ~~Section~~section 7 of the Securities Act.

~~Further, this~~This opinion speaks as of its date and is strictly limited to the matters stated ~~herein~~in it and we assume no obligation to review or update this opinion if applicable ~~laws~~law or the existing facts or circumstances should change.

~~This opinion is governed by and is to be construed in accordance with Bermuda law. It is given on the basis that it will not give rise to any legal proceedings with respect to it in any jurisdiction other than Bermuda.~~

Yours faithfully ,

~~/s/ Appleby (Bermuda) Limited~~

~~Appleby (Bermuda) Limited~~

~~Encs~~